                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                         SPECTRUM PHARMACEUTICALS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    84763A108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 13, 2003
--------------------------------------------------------------------------------
             (Date of Event which requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ] Rule 13d-1(b)
                  [X] Rule 13d-1(c)
                  [ ] Rule 13d-1(d)

*The remainder of this cover page shall be filed out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                                    SCHEDULE 13G

----------------------------------------                                       -------------------------------------
CUSIP NO. 84763A108                                                                              Page 2 of 11 Pages
----------------------------------------                                       -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------
         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Baystar Capital II, L.P.
   1
-------- -----------------------------------------------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a)
   2                                                                                                   (b) [X]
-------- -----------------------------------------------------------------------------------------------------------

         SEC USE ONLY
   3
-------- -----------------------------------------------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
   4
-------- -----------------------------------------------------------------------------------------------------------

      NUMBER OF                SOLE VOTING POWER
        SHARES
     BENEFICIALLY         5    275,310
       OWNED BY
         EACH           ------ -------------------------------------------------------------------------------------
      REPORTING
        PERSON                 SHARED VOTING POWER
         WITH
                          6    0
                        ------ -------------------------------------------------------------------------------------

                               SOLE DISPOSITIVE POWER

                          7    275,310
                        ------ -------------------------------------------------------------------------------------

                               SHARED DISPOSITIVE POWER

                          8    0
-------- -----------------------------------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9     275,310
-------- -----------------------------------------------------------------------------------------------------------

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*      [ ]
  10
-------- -----------------------------------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  11     6.6%
-------- -----------------------------------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON*

  12     PN
-------- -----------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                    SCHEDULE 13G

----------------------------------------                                       -------------------------------------

CUSIP NO. 84763A108                                                                              Page 3 of 11 Pages
----------------------------------------                                       -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------

         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Baystar Capital Management, LLC
   1
-------- -----------------------------------------------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
   2                                                                                                   (b) [X]
-------- -----------------------------------------------------------------------------------------------------------

         SEC USE ONLY
   3
-------- -----------------------------------------------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
   4
----------------------- ------ -------------------------------------------------------------------------------------

      NUMBER OF                SOLE VOTING POWER
        SHARES
     BENEFICIALLY         5    275,310
       OWNED BY
         EACH           ------ -------------------------------------------------------------------------------------
      REPORTING
        PERSON                 SHARED VOTING POWER
         WITH
                          6    0
                        ------ -------------------------------------------------------------------------------------

                               SOLE DISPOSITIVE POWER

                          7    275,310
                        ------ -------------------------------------------------------------------------------------

                               SHARED DISPOSITIVE POWER

                          8    0

-------- -----------------------------------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9     275,310
-------- -----------------------------------------------------------------------------------------------------------

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
  10
-------- -----------------------------------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  11     6.6%
-------- -----------------------------------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON*

  12     CO
-------- -----------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  SCHEDULE 13G

----------------------------------------                                       -------------------------------------

CUSIP NO. 84763A108                                                                              Page 4 of 11 Pages
----------------------------------------                                       -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------

         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Lawrence Goldfarb
   1
-------- -----------------------------------------------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
   2                                                                                                   (b) [X]
-------- -----------------------------------------------------------------------------------------------------------

         SEC USE ONLY
   3
-------- -----------------------------------------------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
   4
----------------------- ------ -------------------------------------------------------------------------------------

      NUMBER OF                SOLE VOTING POWER
        SHARES
     BENEFICIALLY         5    0
       OWNED BY
         EACH           ------ -------------------------------------------------------------------------------------
      REPORTING
        PERSON                 SHARED VOTING POWER
         WITH
                          6    275,310
                        ------ -------------------------------------------------------------------------------------

                               SOLE DISPOSITIVE POWER

                          7    0
                        ------ -------------------------------------------------------------------------------------

                               SHARED DISPOSITIVE POWER

                          8    275,310

-------- -----------------------------------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9     275,310
-------- -----------------------------------------------------------------------------------------------------------

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
  10
-------- -----------------------------------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  11     6.6%
-------- -----------------------------------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON*

  12     IN
-------- -----------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!


                                  SCHEDULE 13G

----------------------------------------                                       -------------------------------------

CUSIP NO. 84763A108                                                                              Page 5 of 11 Pages
----------------------------------------                                       -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------

         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Steven M. Lamar
   1
-------- -----------------------------------------------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
   2                                                                                                   (b) [X]
-------- -----------------------------------------------------------------------------------------------------------

         SEC USE ONLY
   3
-------- -----------------------------------------------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
   4
-------- -----------------------------------------------------------------------------------------------------------

      NUMBER OF                SOLE VOTING POWER
        SHARES
     BENEFICIALLY         5    0
       OWNED BY
         EACH           ------ -------------------------------------------------------------------------------------
      REPORTING
        PERSON                 SHARED VOTING POWER
         WITH
                          6    275,310
                        ------ -------------------------------------------------------------------------------------

                               SOLE DISPOSITIVE POWER

                          7    0
                        ------ -------------------------------------------------------------------------------------

                               SHARED DISPOSITIVE POWER

                          8    275,310

-------- -----------------------------------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9     275,310
-------- -----------------------------------------------------------------------------------------------------------

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
  10
-------- -----------------------------------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  11     6.6%
-------- -----------------------------------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON*

  12     IN
-------- -----------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G

----------------------------------------                                       -------------------------------------

CUSIP NO. 84763A108                                                                              Page 6 of 11 Pages
----------------------------------------                                       -------------------------------------

-------- -----------------------------------------------------------------------------------------------------------

         NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
         Steven Derby
   1
-------- -----------------------------------------------------------------------------------------------------------

         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                             (a) [ ]
   2                                                                                                   (b) [X]
-------- -----------------------------------------------------------------------------------------------------------

         SEC USE ONLY
   3
-------- -----------------------------------------------------------------------------------------------------------

         CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
   4
----------------------- ------ -------------------------------------------------------------------------------------

      NUMBER OF                SOLE VOTING POWER
        SHARES
     BENEFICIALLY         5    0
       OWNED BY         ------ -------------------------------------------------------------------------------------
         EACH
      REPORTING                SHARED VOTING POWER
        PERSON
         WITH             6    275,310
                        ------ -------------------------------------------------------------------------------------

                               SOLE DISPOSITIVE POWER

                          7    0
                        ------ -------------------------------------------------------------------------------------

                               SHARED DISPOSITIVE POWER

                          8    275,310

-------- -----------------------------------------------------------------------------------------------------------

         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
   9     275,310
-------- -----------------------------------------------------------------------------------------------------------

         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*  [ ]
  10
-------- -----------------------------------------------------------------------------------------------------------

         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

  11     6.6%
-------- -----------------------------------------------------------------------------------------------------------

         TYPE OF REPORTING PERSON*

  12     IN
-------- -----------------------------------------------------------------------------------------------------------

                                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).        Name of Issuer: Spectrum Pharmaceuticals, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:
                  157 Technology Drive, Irvine, California 92618

Item 2(a, b, c).  Name of Persons Filing, Address of Principal Business Office,
                  Citizenship:

                  Baystar Capital II, L.P. (the "Partnership")
                  c/o Baystar Capital Management, LLC
                  80 East Sir Francis Drake Blvd., Suite 2B
                  Larkspur, CA 94939
                  Delaware limited partnership

                  Baystar Capital Management, LLC (the "General Partner") 80 East Sir Francis Drake Blvd., Suite 2B
                  Larkspur, CA 94939
                  Delaware limited liability company

                  Mr. Steven Derby ("Mr. Derby")
                  Managing Member of the General Partner
                  53 Forest Avenue, 2nd Floor
                  Old Greenwich, CT 06870
                  United States citizen

                  Mr. Lawrence Goldfarb ("Mr. Goldfarb")
                  Managing Member of the General Partner
                  80 East Sir Francis Drake Blvd., Suite 2B
                  Larkspur, CA 94939
                  United States citizen

                  Mr. Steven M. Lamar ("Mr. Lamar")
                  Managing Member of the General Partner
                  80 East Sir Francis Drake Blvd., Suite 2B
                  Larkspur, CA 94939 United States citizen

     The Partnership, the General Partner, Mr. Derby, Mr. Goldfarb and Mr. Lamar are collectively referred to herein as the Reporting Persons.

Item 2(d). Title of Class of Securities: Common Stock, par value $0.001 per share (the "Common Stock")

Item 2(e).        CUSIP Number:  84763A108

Item 3.     Not Applicable.

Item 4.     Ownership.

            1.    The Partnership

                  (a) Amount beneficially owned: 275,310 shares (includes 91,770 shares issuable upon exercise of a warrant)

                  (b) Percent of class: 6.6%. (The percentage of Common Stock reported as beneficially owned is based upon 4,094,476 shares outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote: 275,310

                       (ii) Shared power to vote or to direct the vote: 0 shares

                      (iii) Sole power to dispose or to direct the disposition of: 275,310

                       (iv) Shared power to dispose or to direct the disposition of: 0 shares.

            2.    The General Partner

                  (a) Amount beneficially owned: 275,310 shares (includes 91,770 shares issuable upon exercise of a warrant)

                  (b) Percent of class: 6.6%. (The percentage of Common Stock reported as beneficially owned is based upon 4,094,476 shares outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote: 275,310

                       (ii) Shared power to vote or to direct the vote: 0 shares

                      (iii) Sole power to dispose or to direct the disposition of: 275,310

                       (iv) Shared power to dispose or to direct the disposition of: 0 shares.

                  The shares reported herein by the General Partner is beneficially owned as a result of the purchase of such shares by the Partnership. The General Partner, in its capacity as the sole general partner of the Partnership, may be deemed to have the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares beneficially owned by the Partnership.

            3.    Mr. Derby, Mr. Lamar and Mr. Goldfarb

                  (a) Amount beneficially owned: 275,310 shares (includes 91,770 shares issuable upon exercise of a warrant)

                  (b) Percent of class: 6.6%. (The percentage of Common Stock reported as beneficially owned is based upon 4,094,476 shares outstanding as reported by the Issuer on its Quarterly Report on Form 10-Q for the quarter ended June 30, 2003.

                  (c)  Number of shares as to which such person has:

                       (i)   Sole power to vote or to direct the vote: 0

                       (ii) Shared power to vote or to direct the vote: 275,310 shares

                      (iii) Sole power to dispose or to direct the disposition of: 0

                       (iv) Shared power to dispose or to direct the disposition of: 275,310 shares.

                  The shares reported herein by the General Partner is beneficially owned as a result of the purchase of such shares by the Partnership. Messrs. Derby, Lamar and Goldfarb, in their capacities as the managing members of the General Partner, may be deemed to share the power to vote or to direct the vote and to dispose or to direct the disposition of the shares beneficially owned by the Partnership.

Item 5.     Ownership of Five Percent or less of a Class:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.     Ownership of More than Five Percent on Behalf of Another Person.

            Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

            Not Applicable.

Item 8.     Identification and Classification of Members of the Group.

            Not applicable.

Item 9.     Notice of Dissolution of Group.

            Not Applicable.

Item 10.    Certification.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purposes or effect.

                            [SIGNATURE PAGE FOLLOWS:]

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: August 22, 2003

BAYSTAR CAPITAL II, L.P.
By: Baystar Capital Management, LLC, its General Partner

By: /s/ Lawrence Goldfarb
   ----------------------
Name: Lawrence Goldfarb
Title: Managing Member

BAYSTAR CAPITAL MANAGEMENT, LLC

By: /s/ Lawrence Goldfarb
   ----------------------
Name: Lawrence Goldfarb
Title: Managing Member


/s/ Steven Derby
----------------
Steven Derby


/s/ Lawrence Goldfarb
---------------------
Lawrence Goldfarb


/s/ Steven M. Lamar
-------------------
Steven M. Lamar

                                    EXHIBIT 1

              JOINT ACQUISITION STATEMENT PURSUANT TO RULE 13d-1(k)

         The undersigned acknowledge and agree that the foregoing statement on
Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATED: August 22, 2003

BAYSTAR CAPITAL II, L.P.
By: Baystar Capital Management, LLC, its General Partner

By: /s/ Lawrence Goldfarb
    ---------------------
Name: Lawrence Goldfarb
Title: Managing Member

BAYSTAR CAPITAL MANAGEMENT, LLC

By: /s/ Lawrence Goldfarb
    ---------------------
Name: Lawrence Goldfarb
Title: Managing Member


/s/ Steven Derby
----------------
Steven Derby


/s/ Lawrence Goldfarb
---------------------
Lawrence Goldfarb


/s/ Steven M. Lamar
-------------------
Steven M. Lamar